SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

January 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 862,665,141(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 862,665,141

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,665,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(2) 65.76%

14.	Type of Reporting Person (See Instructions) IN

1  In the form of Class B ADSs.  David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

2  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 862,665,141 ordinary shares, representing approximately 40.06% of the total outstanding share capital and of the voting power of the Issuer.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 862,665,141(3)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 862,665,141

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,665,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(4) 65.76%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

3  In the form of Class B ADSs.  Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

4  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 862,665,141 ordinary shares, representing approximately 40.06% of the total outstanding share capital and of the voting power of the Issuer.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 862,665,141(5)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 862,665,141

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,665,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(6) 65.76%

14.	Type of Reporting Person (See Instructions) HC

5  In the form of Class B ADSs.

6  Percentage calculated over 627,930,005 Class B Shares (as defined below) of the Issuer (as defined below) and 683,856,600 Class A Shares (as defined below) held by the Reporting Persons that may be converted into Class B Shares. In aggregate, Fintech Telecom, LLC owns 862,665,141 ordinary shares, representing approximately 40.06% of the total outstanding share capital and of the voting power of the Issuer.

Item 1.         Security and Issuer

This Amendment No. 15 (the “Fifteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”), a portion of which is represented by American Depositary Shares (“Class B ADSs”) which are traded on the New York Stock Exchange.  Capitalized terms used but not otherwise defined in this Fifteenth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.         Purpose of Transaction

Item 4 is amended by adding the following:

On December 21, 2017, the Issuer and Cablevision received the applicable regulatory approvals to consummate their Merger. Upon effectiveness of the Merger, holders of shares of Cablevision (including, after giving effect to the transactions described below, FTL) received shares representing 55% of the capital stock of the Issuer.

Pursuant to the Option Agreement, CVH exercised the option to purchase 21.55% of the outstanding equity interest membership in VLG Argentina LLC, a limited liability company organized and existing under the laws of the State of Delaware (“VLG Argentina”), from FM.  This 21.55% equity interest membership in VLG Argentina represented shares of Cablevision that represented approximately 6.08% of the total outstanding share capital of the Issuer (after giving effect to the Merger). Following the consummation of the option exercise, FM’s total membership interest in VLG Argentina decreased to 28.45% from 50%, and the combined holdings of FTL, FAI and FM (together, the “Fintech Parties”) in the Issuer (after giving effect to the Merger) decreased from 46.14% to 40.06%.

The members of VLG Argentina resolved to split-off FM’s remaining 28.45% membership interest into a newly formed entity named VLG Argentina Escindida, LLC (“Escindida”), a limited liability company organized and existing under the laws of the State of Delaware.  Escindida and FM were subsequently merged into FTL, with FTL as the surviving company, pursuant to a plan of merger. The merger was consummated and, as a result, as of January 1, 2018, all of the ownership interests in the Issuer of the Fintech Parties continue to be concentrated in FTL.

Item 5.         Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons have the following direct beneficial ownership interests in the Class B Shares.

	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	862,665,141	65.76%	862,665,141	65.76%
FAI(3)	0	0%	862,665,141	65.76%	862,665,141	65.76%
FTL(4)	862,665,141	65.76%	0	0%	862,665,141	65.76%

(1) All share totals and percentages are based on 627,930,005 outstanding Class B Shares (excluding treasury shares) of the Issuer and reflect 683,856,600 Class A shares, par value Ps. 1.00, of the Issuer (the “Class A Shares”) held by the Reporting Persons that may be converted into Class B Shares.  The increase in the number of Class B Shares from the share totals and percentages in the Fourteenth Amendment reflects (i) 114,388,592 Class A Shares that were converted into Class B Shares and (ii) an additional 16,581,352 Class B Shares held by FTL, in each case in the form of Class B ADSs.

(2) David Martínez is the sole shareholder of FAI.  FTL is a wholly-owned subsidiary of FAI.  Consequently, David Martínez may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(3) FTL is a wholly-owned subsidiary of FAI.  Consequently, FAI may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(4) FTL owns 683,856,600 Class A ordinary shares of the Issuer (representing 100% of this class and 31.75% of the Issuer’s total outstanding share capital) and 178,808,541 Class B Shares of the Issuer in the form of Class B ADSs (representing approximately 28.48% of this class and 8.30% of the Issuer’s total outstanding share capital). In aggregate, FTL owns 862,665,141 ordinary shares, representing approximately 40.06% of the total outstanding share capital and of the voting power of the Issuer.

(b) FTL has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “FTL-Owned Class B Shares”). FAI exercises its rights over the FTL-Owned Class B Shares indirectly through FTL, and David Martínez exercises his rights over the FTL-Owned Class B Shares indirectly through FAI and FTL.

(c) Except for the transactions described in Item 4 above, no transactions in Class B Shares were effected by the Reporting Persons since the Fourteenth Amendment.

(d) Pursuant to the Master Financing Agreement, FIL provided financing to FTL in connection with the transactions described herein. This financing interest is limited to the economic interest in the equity of FTL (and, indirectly, in the Issuer), and does not provide FIL with voting or disposition control in respect of FTL (or, indirectly, the Issuer).

(e) Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2018

DAVID MARTÍNEZ

	By:	/s/ David Martínez

FINTECH ADVISORY INC.

	By:	/s/ David Martínez
		Name:	David Martínez
		Title:	Authorized Person

FINTECH TELECOM, LLC

	By:	/s/ Julio Rafael Rodriguez, Jr.
		Name:	Julio Rafael Rodriguez, Jr.
		Title:	Authorized Person